

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 15, 2010

Via Facsimile (415.352.2701) and U.S. Mail

Daniel B. Eng, Esq.
Bullivant Houser Bailey PC
601 California Street, Suite 1800
San Francisco, CA 94108

> **Re:** **Dragon Pharmaceutical, Inc.**
> **Additional Definitive Materials**
> **Filed on July 8, 2010**
> **File No. 0-27937**
>
> **Schedule 13E-3/A**
> **Filed on July 8, 2010**
> **File No. 005-79304**

Dear Mr. Eng:

We have reviewed the above filings and have the following comments.

Additional Definitive Materials

1. We note the statement that the Company "believes that it has sufficient votes to approve the Agreement and Plan of Merger…" that is the subject of Rule 13e-3 transaction. Given the ability of shareholders to revoke their proxies, please advise how such statement is consistent with the prohibition against communications containing false and misleading statements or material omissions. Please refer to Exchange Act Rule 14a-9 including Note (d).

Schedule 13E-3/A

2. We note the statement that "no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person." As I conveyed in prior verbal comments to counsel on June 16 and June 18, 2010 regarding the amended Schedule 13e-3 filed on June 15, 2010, this statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. As requested in my prior verbal comments, please revise to eliminate the disclaimer.

* * * *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions